UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SIGNA Sports United N.V.

(Name of Issuer)

Ordinary Shares, nominal value €0.12 per share

(Title of Class of Securities)

N80029106

(CUSIP Number)

SIGNA International Sports Holding GmbH

Maximiliansplatz 12

80333 München

Germany

+49 89 2323 7278 3547

Attention: Wolfram Keil

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2021

(Date of Event which Requires Filing of this Statement)

With copies to:

Dr. Stephan Hutter

Skadden, Arps, Slate, Meagher & Flom LLP

Taunustor 1, TaunusTurm

60310 Frankfurt am Main

Germany

+49 69 742 20170

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. N80029106	Schedule 13D	Page 2 of 21

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SIGNA International Sports Holding GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 166,740,623
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 166,740,623

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,740,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. N80029106	Schedule 13D	Page 3 of 21

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SIGNA Retail Sports Holding GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 166,740,623
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 166,740,623

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,740,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. N80029106	Schedule 13D	Page 4 of 21

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SIGNA Retail Selection AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 166,740,623
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 166,740,623

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,740,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. N80029106	Schedule 13D	Page 5 of 21

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SIGNA Retail GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 166,740,623
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 166,740,623

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,740,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. N80029106	Schedule 13D	Page 6 of 21

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SIGNA Holding GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 166,740,623
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 166,740,623

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,740,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. N80029106	Schedule 13D	Page 7 of 21

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Supraholding GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 166,740,623
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 166,740,623

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,740,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. N80029106	Schedule 13D	Page 8 of 21

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Familie Benko Privatstiftung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 166,740,623
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 166,740,623

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 166,740,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. N80029106	Schedule 13D	Page 9 of 21

Item 1. Security and Issuer.

This Schedule 13D (the “Statement”) relates to the ordinary shares, nominal value €0.12 per share, of SIGNA Sports United N.V. (the “Issuer”), a public limited liability company incorporated under the laws of the Netherlands. The ordinary shares of the Issuer are referred to herein as the “Shares” and each a “Share.” The Issuer’s principle executive office is at Kantstraße 164, Upper West, 10623 Berlin, Federal Republic of Germany.

Item 2. Identity and Background.

This Statement is being filed jointly by (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	SIGNA International Sports Holding GmbH (“SISH”);

(ii)	SIGNA Retail Sports Holding GmbH (“SRSH”);

(iii)	SIGNA Retail Selection AG (“SRS”);

(iv)	SIGNA Retail GmbH (“SR”);

(v)	SIGNA Holding GmbH (“SH”);

(vi)	Supraholding GmbH & Co. KG (“SHKG”); and

(vii)	Familie Benko Privatstiftung (“FBP”).

SISH is a German limited liability company (Gesellschaft mit beschränkter Haftung), with its principal business address at Maximiliansplatz 12, D-80333 Munich, Germany. The principal business of SISH is to function as a holding company. Current information concerning the identity and background of the directors and officers of SISH is set forth in Annex A hereto. The shareholding of SISH in the Issuer includes shares held directly by it and shares held by SISH Beteiligung GmbH & Co. KG (“SISH KG”) (See Item 5 below), a German limited liability partnership (Kommanditgesellschaft) wholly owned and controlled by SISH. The majority of the share capital of SISH is held by SRSH.

SRSH is a Swiss limited liability company (Gesellschaft mit beschränkter Haftung), with its principal business address at Bärengasse 29, CH-8001 Zurich, Switzerland. The principal business of SRSH is to function as a holding company. Current information concerning the identity and background of the directors and officers of SRSH is set forth in Annex A hereto. The majority of the share capital of SRSH is held by SRS.

SRS is a Swiss stock corporation (Aktiengesellschaft), with its principal business address at Bärengasse 29, CH-8001 Zurich, Switzerland. The principal business of SRS is to function as a holding company. Current information concerning the identity and background of the directors and officers of SRS is set forth in Annex A hereto. All of the share capital of SRSH is held by SR.

SR is an Austrian limited liability company (Gesellschaft mit beschränkter Haftung), with its principal business address at Freyung 3, A-1010 Vienna, Austria. The principal business of SR is to function as a holding company. Current information concerning the identity and background of the directors and officers of SR is set forth in Annex A hereto. The majority of the share capital of SR is held by SH.

SH is an Austrian limited liability company (Gesellschaft mit beschränkter Haftung), with its principal business address at Maria-Theresien-Straße 31, A-6020 Innsbruck, Austria. The principal business of SH is to function as a holding company. Current information concerning the identity and background of the directors and officers of SH is set forth in Annex A hereto. The majority of the share capital of SH is held by SHKG.

SHKG is an Austrian limited liability partnership (Kommanditgesellschaft), with its principal business address at Maria-Theresien-Straße 31, A-6020 Innsbruck, Austria. The principal business of SHKG is to function as a holding company. Current information concerning the identity and background of the directors and officers of SHKG as well as its general partner (Komplementär) is set forth in Annex A hereto. The majority of the share capital of SHKG is held, directly and/or indirectly, by FBP.

CUSIP No. N80029106	Schedule 13D	Page 10 of 21

FBP is an Austrian private trust (Privatstiftung), with its principal business address at Maria-Theresien-Straße 31, A-6020 Innsbruck, Austria. The principal business of FBP is to function as a holding company with respect to SH. FBP has an independent management board which controls its own succession, and the trustors do not have a right of revocation (Widerrufsrecht). Current information concerning the identity and background of the members of the management board of FBP is set forth in Annex A hereto. FBP controls, directly and through its participation in SHKG, the majority of the share capital of SH.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no person identified in Annex A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 6 of this Statement is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

Background and Merger Agreement

On June 10, 2021, Yucaipa Acquisition Corporation (“Yucaipa”), SIGNA Sports United GmbH (Gesellschaft mit beschränkter Haftung) and wholly owned subsidiary of the Issuer (“SSU”), SIGNA Sports United B.V. (“TopCo”), Olympics I Merger Sub, LLC (“Merger Sub”) and SISH entered into the Business Combination Agreement (the “Business Combination Agreement”), pursuant to which, on December 13, 2021, Yucaipa merged with and into Merger Sub, with Merger Sub as the surviving company in the merger (the “Merger”), and each issued and outstanding Class A ordinary share, par value of $0.0001 per share, of Yucaipa and Class B ordinary share, par value of $0.0001 per share, of Yucaipa were exchanged for a claim for a corresponding equity security in Merger Sub, which claim was contributed as a contribution in kind to TopCo in exchange for one ordinary share of TopCo (the “TopCo Ordinary Shares”). Immediately thereafter, TopCo issued TopCo Ordinary Shares, deemed to have an aggregate value of $2,462 million, to the shareholders of SSU’s capital stock immediately prior to the closing of the Business Combination (as defined below) in exchange for the contribution by such shareholders of all of the paid up shares (Geschäftsanteile) of SSU (such exchange, the “Exchange”); immediately after giving effect to the Exchange, TopCo changed its legal form to a Dutch public limited liability company and changed its name to SIGNA Sports United N.V. The Business Combination (as defined below) closed on December 14, 2021 (the “Closing Date”).

In connection with the Business Combination, (i) SISH and SISH KG received an aggregate of 166,740,623 Shares for their shares in SSU, and (ii) in accordance with the terms of the Earn-Out Agreement (as defined below), TopCo issued 51,000,000 Shares to SISH (the “Earn-Out Shares”), on the terms and subject to the conditions set forth in the Earn-Out Agreement.

In addition, in accordance with the terms of the definitive transaction agreement for the Wiggle Acquisition (as defined below), SSU consummated the acquisition of Mapil Topco Limited (the “Wiggle Acquisition”), substantially concurrently with the closing of the Business Combination. The Merger, the Exchange, the Wiggle Acquisition and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.”

CUSIP No. N80029106	Schedule 13D	Page 11 of 21

Lock-Up Agreements

In connection with the Business Combination Agreement, certain former stockholders of SSU and the sellers in the Wiggle Acquisition who received equity as consideration entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which each such party agreed not to (i) sell or otherwise dispose of, directly or indirectly, any Shares it receives in connection with the Business Combination (the “Lock-up Shares”), subject to certain limited exceptions, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic ownership of any of the Lock-Up Shares, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii), in each case, until the date that is 180 days after the closing of the Business Combination.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Form of SSU Lock-Up Agreement, included as Exhibit 10.4 to Amendment No. 6 to the Issuer’s Registration Statement on Form F-4 filed on November 24, 2021.

Earn-Out Agreement

Concurrently with the execution of the Business Combination Agreement, SISH entered into an Earn-Out Agreement (the “Earn-Out Agreement”) with TopCo and Yucaipa pursuant to which, among other matters, TopCo issued or caused to be issued to SISH 51,000,000 Earn-Out Shares that will vest (in whole or in part) upon, among other things, the achievement of certain earn-out thresholds (as described below) prior to the fifth anniversary of the Closing Date.

Pursuant to the terms and conditions set forth in the Earn-Out Agreement, the Earn-Out Shares described above will vest if the following conditions are achieved prior to the fifth anniversary of the Closing Date: (a) 16.667% of the Earn-Out Shares shall vest upon the occurrence of the closing price of a Share (the “Share Price”) is greater than $12.50 for a period of more than 20 days out of 30 consecutive trading days, (b) an additional 16.667% of the Earn-Out Shares shall vest upon the occurrence of the Share Price being greater than $15.00 for a period of more than 20 days out of 30 consecutive trading days, (c) an additional 16.667% of the Earn-Out Shares shall vest upon the occurrence of the Share Price being greater than $17.50 for a period of more than 20 days out of 30 consecutive trading days, (d) an additional 16.667% of the Earn-Out Shares shall vest upon the occurrence of the Share Price being greater than $20.00 for a period of more than 20 days out of 30 consecutive trading days, (e) an additional 16.667% of the Earn-Out Shares shall vest upon the occurrence of the Share Price being greater than $22.50 for a period of more than 20 days out of 30 consecutive trading days, and (f) an additional 16.667% of the Earn-Out Shares shall vest upon the occurrence of the Share Price being greater than $25.00 for a period of more than 20 days out of 30 consecutive trading days.

The foregoing description of the Earn-Out Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Form of Earn-Out Agreement, included as Exhibit 10.12 to Amendment No. 6 to the Issuer’s Registration Statement on Form F-4 filed on November 24, 2021.

TopCo Articles of Association

Certain provisions of the articles of association of TopCo that became effective at the Closing (the “TopCo Articles of Association”) provide that certain directors of TopCo (“TopCo Directors”), on the basis of a binding nomination by SISH, are appointed until SISH, alone or together with its affiliates, no longer holds at least 10% of TopCo’s issued share capital. Pursuant to such provisions, SISH may nominate (i) three TopCo Directors for as long as the SISH Interest Percentage (as defined in Topco’s Articles of Association) exceeds 30%; (ii) two Directors for as long as the SISH Interest Percentage exceeds 20% and is less than 30%; and (iii) one Director for as long as the SISH Interest Percentage exceeds 10% and is less than 20%. All other TopCo Directors may be appointed on the basis of a binding nomination by the Board of Directors of TopCo, provided any that such nomination can only be overruled by two-thirds of the votes cast representing more than half of TopCo’s issued share capital.

Dieter Berninghaus, Wolfram Keil and Mike Özkan, as employees of, or otherwise associated with SISH, or one of its affiliates and TopCo Directors, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Shares disclosed herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, development of the price of the Shares, other investment opportunities available to the

CUSIP No. N80029106	Schedule 13D	Page 12 of 21

Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing or selling Shares, engaging in hedging or similar transactions with respect to the securities of or relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Statement.

Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and the market and reserve the right to develop and/or amend any such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 166,740,623 Shares, representing 49.9% of the outstanding Shares. The shareholding of the Reporting Persons includes 160,764,955 Shares held directly by SISH (representing 48.1% of the outstanding Shares) and 5,975,668 shares held by SISH KG (representing 1.8% of the outstanding Shares). All percentages of Shares outstanding contained herein are based on 334,473,371 Shares outstanding, as of December 14, 2021, based on information provided by the Issuer.

(c) Other than as disclosed in this Statement, the Reporting Persons have not engaged in any transaction during the past 60 days involving Shares.

(d) No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons and described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Statement is hereby incorporated by reference into this Item 6.

Registration Rights Agreement

At the closing of the Business Combination, SISH and certain other Pre-Closing SSU Shareholders, Yucaipa, Yucaipa Sponsor, the Yucaipa Initial Shareholders (as defined below) and the parties set forth on Schedules 2 and 3 thereto, entered into a Registration Rights Agreement (the “Registration Rights Agreement”) providing for, among other matters, and subject to the terms thereof, customary registration rights with respect to their respective Shares, including demand and piggy-back rights subject to cut-back provisions. The Registration Rights Agreement also provides that TopCo will file a shelf registration statement to register the Shares covered by the Registration Rights Agreement as soon as practicable but no later than 30 calendar days following the closing of the Business Combination.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Registration Rights Agreement, included as Exhibit 10.10 to Amendment No. 6 to the Issuer’s Registration Statement on Form F-4 filed on November 24, 2021.

CUSIP No. N80029106	Schedule 13D	Page 13 of 21

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of December 22, 2021.

99.2	Business Combination Agreement, dated as of June 10, 2021, by and among Yucaipa Acquisition Corporation, SIGNA Sports United GmbH, SIGNA Sports United B.V., Olympics Merger Sub and SIGNA International Sports Holding GmbH (incorporated by reference to Exhibit 2.1 to Amendment No. 6 to the Issuer’s Registration Statement on Form F-4 filed on November 24, 2021).

99.3	Form of SSU Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to Amendment No. 6 to the Issuer’s Registration Statement on Form F-4 filed on November 24, 2021).

99.4	Form of Earn-Out Agreement (incorporated by reference to Exhibit 10.12 to Amendment No. 6 to the Issuer’s Registration Statement on Form F-4 filed on November 24, 2021).

99.5	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.10 to Amendment No. 6 to the Issuer’s Registration Statement on Form F-4 filed on November 24, 2021).

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Schedule 13D is true, complete and correct.

Date: December 22, 2021	SIGNA INTERNATIONAL SPORTS HOLDING GMBH

	By:	/s/ Wolfram Keil
	Name:	Wolfram Keil
	Title:	Managing Director

Date: December 22, 2021	SIGNA RETAIL SPORTS HOLDING GMBH

	By:	/s/ Mike Özkan
	Name:	Mike Özkan
	Title:	Director

	By:	/s/ Wolfram Keil
	Name:	Wolfram Keil
	Title:	Director

Date: December 22, 2021	SIGNA RETAIL SELECTION AG

	By:	/s/ Mike Özkan
	Name:	Mike Özkan
	Title:	Director

	By:	/s/ Wolfram Keil
	Name:	Wolfram Keil
	Title:	Director

Date: December 22, 2021	SIGNA RETAIL GMBH

	By:	/s/ Franz Hillebrand
	Name:	Franz Hillebrand
	Title:	Director

	By:	/s/ Wolfram Keil
	Name:	Wolfram Keil
	Title:	Director

Date: December 22, 2021	SIGNA HOLDING GMBH

	By:	/s/ Dr. Marcus Mühlberger
	Name:	Dr. Marcus Mühlberger
	Title:	Managing Director

Date: December 22, 2021	SUPRAHOLDING GMBH & CO. KG

	By:	/s/ Dr. Marcus Mühlberger
	Name:	Dr. Marcus Mühlberger
	Title:	Managing Director

Date: December 22, 2021	FAMILIE BENKO PRIVATSTIFTUNG

	By:	/s/ Dr. Marcus Mühlberger
	Name:	Dr. Marcus Mühlberger
	Title:	Member of the Management Board

	By:	/s/ Mag. Karin Fuhrmann
	Name:	Mag. Karin Fuhrmann
	Title:	Member of the Management Board

ANNEX A

SIGNA INTERNATIONAL SPORTS HOLDING GMBH

The directors and executive officers of SISH and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with SISH	Citizenship	Principal Occupation / Business Address(es)
Wolfram Keil; Sole Managing Director	Germany	Maximiliansplatz 12, D-8033 Munich, Germany

SIGNA RETAIL SPORTS HOLDING GMBH

The directors and executive officers of SRSH and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with SRSH	Citizenship	Principal Occupation / Business Address(es)

Wolfram Keil; Managing Director	Germany	Bärengasse 29, CH-8001 Zurich, Switzerland

Mike Özkan; Managing Director	Germany	Bärengasse 29, CH-8001 Zurich, Switzerland

Robert Leingruber; Authorized Representative (Zeichnungsberechtigter)	Austria	Bärengasse 29, CH-8001 Zurich, Switzerland

SIGNA RETAIL SELECTION AG

The directors and executive officers of SRS and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with SRS	Citizenship	Principal Occupation / Business Address(es)

Wolfram Keil; Managing Director	Germany	Bärengasse 29, CH-8001 Zurich, Switzerland

Mike Özkan; Managing Director	Germany	Bärengasse 29, CH-8001 Zurich, Switzerland

Robert Leingruber; Managing Director	Austria	Bärengasse 29, CH-8001 Zurich, Switzerland

Christian Wenger; Member and Chairman of Supervisory Board	Switzerland	Bärengasse 29, CH-8001 Zurich, Switzerland

Dr. Marcus Mühlberger; Member of Supervisory Board	Austria	Bärengasse 29, CH-8001 Zurich, Switzerland

SIGNA RETAIL GMBH

The directors and executive officers of SR and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with SR	Citizenship	Principal Occupation / Business Address(es)

Wolfram Keil; Managing Director	Germany	Freyung 3, A-1010 Vienna, Austria

Franz Hillebrand; Managing Director	Austria	Freyung 3, A-1010 Vienna, Austria

SIGNA HOLDING GMBH

The directors and executive officers of SH and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with SH	Citizenship	Principal Occupation / Business Address(es)

DI Christoph Stadlhuber; Managing Director	Austria	Freyung 3, A-1010 Vienna, Austria

Dr. Marcus Mühlberger; Managing Director	Austria	Maria-Theresien-Straße 31, A-6020 Innsbruck, Austria

SUPRAHOLDING GMBH & CO. KG

The directors and executive officers of SHKG and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with SHKG	Citizenship	Principal Occupation / Business Address(es)

Supraholding GmbH; general partner (Komplementär) of SHKG; represented by its sole managing director Dr. Marcus Mühlberger	Austria	Maria-Theresien-Straße 31, A-6020 Innsbruck, Austria

FAMILIE BENKO PRIVATSTIFTUNG

The directors and executive officers of FBP and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with FBP	Citizenship	Principal Occupation / Business Address(es)

Dr. Dieter Spranz; Chairman of the Management Board	Austria	Maria-Theresien-Straße 31, A-6020 Innsbruck, Austria

Dr. Marcus Mühlberger; Member of the Management Board	Austria	Maria-Theresien-Straße 31, A-6020 Innsbruck, Austria

Mag. Karin Fuhrmann; Member of the Management Board	Austria	Member of the Management Board; Maria-Theresien-Straße 31, A-6020 Innsbruck, Austria